Exhibit 99.1


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          PRESS RELEASE
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          CONTACTS AT PUBLICIS GROUPE SA:

          PIERRE BENAICH, INVESTOR RELATIONS +33 1 4443 6500
          EVE MAGNANT, CORPORATE COMMUNICATIONS +33 1 4443 7025



                    PUBLICIS 2002 YEAR REVENUES SURGE 20.2%;
                        GROUPE CONFIRMS EARNINGS OUTLOOK
                       AS IT REPORTS GOOD FOURTH QUARTER


PARIS, FEBRUARY 11, 2003 - Publicis Groupe SA revenues for the year 2002 surged
20.2 per cent to 2,926 Million euros from 2,434 Million euros in 2001, essentially due to the consolidation of Bcom3 revenues. Bcom3 was acquired on September 24, 2002 and thus consolidation of its revenues in Publicis Groupe revenues was effective for three months and five days of the last quarter of 2002.

o The Groupe also reported an improvement in the revenues trend in the fourth quarter compared to that of the prior three quarters of the year.

o The Groupe's Chairman and CEO confirmed the outlook for earnings for 2002 and 2003.

Maurice Levy, Chairman & CEO of Publicis Groupe SA commented:

"THE YEAR 2002 WAS IN NO WAY IN LINE WITH EXPERT FORECASTS. IT WAS NOTABLE FOR ITS CLIMATE OF PRUDENCE AND UNCERTAINTY, MAKING FORECASTING EXTREMELY DIFFICULT. IN THIS CONTEXT, PUBLICIS GROUPE SA SUCCEEDED ON SEVERAL SIGNIFICANT FRONTS:
- ON ITS LONG-TERM STRATEGY, IN MERGING WITH BCOM3 AND THEREBY POSITIONING ITSELF CLEARLY AMONG THE 'TOP TIER' COMMUNICATIONS GROUPS,
- ON ITS REORGANIZATION OF ITS RESOURCES WITH A DECISION THAT WAS, AT ONCE, BOTH AUDACIOUS AND EXTREMELY LOGICAL. THIS WAS THE DECISION TO DISTRIBUTE THE ASSETS OF D'ARCY AMONG THE NETWORKS OF PUBLICIS WORLDWIDE, LEO BURNETT WORLDWIDE AND SAATCHI & SAATCHI WORLDWIDE. TO DATE, THIS HAS BEEN IMPLEMENTED AS SMOOTHLY AS POSSIBLE AND WITH VERY PROMISING SUCCESS."
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Maurice Levy, continued,
"OUR 2002 NUMBERS LEAD ME TO BELIEVE THAT WE SHOULD BE IN A POSITION TO REALIZE AN EBIT MARGIN IN THE VICINITY OF 14 PER CENT ON OUR REVENUES, WHICH IS IN LINE WITH OUR OBJECTIVE. AS FOR 2003, I REMAIN PERSONALLY CONFIDENT OF OUR ABILITY TO REACH A MARGIN OF 15 PER CENT EBIT TOWARDS THE END OF THE YEAR."

"THE TALENTS OF PUBLICIS ARE ALL MOBILIZED TO HELP PERMIT OUR CLIENTS TO CONFRONT THE CHALLENGES OF THIS CURRENT PERIOD BY PROVIDING THEM WITH CREATIVE AND EFFECTIVE IDEAS AND SOLUTIONS. THE RECENT ACHIEVEMENTS OF OUR TEAMS IN THIS REGARD MAKE ME EVEN MORE CERTAIN THAT OUR GROUPE IS EXTREMELY WELL PREPARED FOR THE CURRENT PERIOD AND TO BENEFIT FROM THE UPTURN WHEN IT OCCURS."

Publicis Groupe SA REVENUES on a constant basis (before consolidation of Bcom3 revenues for the effective period) were 2,366 Million euros, or an evolution of -2.8 per cent. Organic growth was -3.4 per cent, compared to -3.7 per cent for the first nine months of the year. For the fourth quarter, organic growth was -1.3 per cent. This was clear improvement over the prior quarters of the year, and in line with management expectations.

The former Bcom3 group revenues decreased in organic terms, 4.8 per cent for the year and 6.3 per cent for the fourth quarter.

The Publicis Groupe's organic growth, although negative for the year, was among the best performances in the industry, with a figure of -3.9 per cent including Bcom3 and -3.4 per cent without Bcom3.

o REVENUES BY GEOGRAPHIC ZONE FOR THE PUBLICIS GROUPE, INCLUDING BCOM3 REVENUES FOR THREE MONTHS AND FIVE DAYS OF 2002:

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                     In millions         Organic             Actual
                     of euros            Growth              Growth
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Europe               1,258               -5.8%               +14.7%
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North America        1,273               -3.7%               +23.1%
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Asia-Pacific         240                 +0.9%               +32.8%
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Latin America        104                 +3.5%               +29.6%
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Rest of world        51                  +7.8%               +20.4%
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TOTAL                2,926               -3.9%               +20.2%
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Fourth-quarter revenues were 642 Million euros for the Publicis Groupe SA on a constant basis (without Bcom3), a decrease of 7.9 per cent because of unfavorable exchange rates as the euro appreciated.

The final quarter was notable for a slowing deceleration of organic growth, with -1.3 per cent for the Publicis Groupe SA on a constant basis and -3.6 per cent with Bcom3 revenues consolidated for the effective period.

CONSOLIDATED BILLINGS for the Publicis Groupe SA for the year 2002 jumped by
48.5 per cent to 24.75 Billion euros, compared to 16.67 Billion euros in 2001. This primarily gives an indication of the Groupe's expansion in the field of media-buying.

THE YEAR 2002 featured a number of very significant, very positive developments for the Publicis Groupe. These contrasted with a soft industry environment. They were:

- The merger with Bcom3, giving birth to the world's fourth-largest communications group,

- The exceptionally-successful integration of Saatchi & Saatchi,

- Particularly strong new business inflows.

o     NEW BUSINESS:

Publicis Groupe SA won about TWO BILLION EUROS of net new business in 2002, including 450 Million euros in the fourth quarter. This was generated by the different Publicis Groupe networks, excluding Bcom3, which itself won 220 Million euros of net new business on the year. With the addition of this amount, the new Groupe (pro forma) will have won 2.2 Billion euros of net new business in 2002.

For the first time in its history, Publicis Groupe SA saw two of its network recognized for leading the industry in winning new international accounts. In its edition of December 30, 2002, Advertising Age published its ranking which put Saatchi & Saatchi Worldwide as number one and Publicis Worldwide as number two in global new business wins. In the same way, national and regional new business were also very strong:

PRINCIPAL NEW ACCOUNTS WON IN THE FOURTH QUARTER:

PUBLICIS WORLDWIDE: Hotwire and Tower Records in the US; Coca-Cola in Korea; Turespana and Banesto in Spain; Nescafe and Nike in Australia; Hygena, Loewe and Bacardi in France; Camelot (interactive) in the UK; Nestle waters in Austria; Nestle Aquarel water in the Czech Republic.

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SAATCHI & SAATCHI WORLDWIDE : Toyota/Avensis for Europe ; Toyota Motor Sales /
4Runner / Matrix and Corolla in the US ; KSL Resorts in the US ; Lexus in Canada (ext.) ; Shenzhen Telecom in China and First Caribbean International Bank in Trinidad & Tobago.

LEO BURNETT WORLDWIDE : Lexmark on a global basis ; Gap in the US ; Skoda in the Czech Republic ; BVR in Germany and China Mobile Zhejiang in China.

ZENITH OPTIMEDIA GROUP (media counsel and buying) : McDonald's in China ; National Bank/MLC and Pfizer in Australia ; Toyota and Sagem in France ; Gap in the UK and in France.

STARCOM MEDIAVEST GROUP (media counsel and buying) : Alliance & Leicester and Budget Insurance Services in the UK ; Sony in Australia ; Sanford Fine Writing for Europe ; Rentway and Coca-Cola (multicultural) in the US.

The principal account losses were: in advertising, CIBA Vision, Nikon and Timex in the United States ; Telewest in the UK, and ,in media, Columbia TriStar and Walker's.

o     SAATCHI & SAATCHI WORLDWIDE:

The successful integration of Saatchi & Saatchi in the Publicis Groupe was confirmed by the network's spectacular achievements across the board:
- Named number one global network for international new business (Advertising Age - December 30, 2002),
- Cannes Festival awards as best network and as 'Agency of the Year' for its London office,
- 'Global Agency Network of the Year' award by Advertising Age et AdWeek of January 13, 2003,
-  Improvement of its margins,
-  Contribution of talents and image to the Groupe.

o     MERGER WITH BCOM3:

CREATION OF THE WORLD'S FOURTH-LARGEST COMMUNICATIONS GROUP AND OF THE WORLD'S LEADER IN MEDIA COUNSEL AND BUYING:

On March 7, 2002, Publicis announced its merger with US-based Bcom3 Group and the signature of a strategic partnership with Dentsu, the leading communications group in Japan and in Asia. This transaction, which was effective on September 24, 2002, allowed Publicis to enter the very small circle of the global industry's top players, as it widened and broadened very significantly the Groupe's offer to clients.

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There are a number of very significant, positive effects of the acquisition. The
Leo Burnett agency, one of the recognized leaders of the US agencies in global advertising, becomes a member of the Groupe. In addition, the Groupe is considerably strengthened in the U.S., in Latin America, and in the Asia/Pacific region.

Through the merger, the Publicis Groupe has also enriched its service offerings. With the integration of the Starcom MediaVest Group, it has tripled its size in the highly-strategic area of media counsel and buying. Publicis' offer in healthcare communications also has been bolstered and the Groupe has reinforced its position in several specialized areas such as public relations and multicultural communications.

AN IMPORTANT PROCESS OF INTEGRATION AND RELATED REORGANIZATION WAS LAUNCHED FOLLOWING THE STRATEGIC ACQUISITION OF BCOM3:

Only a few weeks after the closing of the Bcom3 acquisition, the Publicis Groupe announced its decision to concentrate its resources on three global advertising brands--Publicis, Saatchi & Saatchi, and Leo Burnett--and to allocate the resources of D'Arcy in those three networks. At the same time, a significant program of integration and rationalization was undertaken in order to optimize the performance of the new Groupe.

o     REINFORCING THE GROUPE'S MANAGEMENT STRUCTURES:

Following the merger with Bcom3, important changes were made to the Groupe's management structures:

--ROGER HAUPT, former CEO of Bcom3, became a member of the Directoire of the Groupe as Chief Operating Officer (COO).

--JOHN FARRELL: former President & CEO of the D'Arcy network, was named President & CEO, SAMS (specialized agencies and marketing services), with the mission of coordinating and developing the Groupe's offer in the area of specialized communication.

--RICK BENDEL, was named Chief Operating Officer of the Publicis
Worldwide network.

--SUSAN GIANINNO was named Chair & CEO of Publicis USA, succeeding Bob Bloom, who retires at the end of this month.

In addition, Kevin Roberts remains CEO of Saatchi & Saatchi Worldwide; Linda Wolf, CEO of Leo Burnett Worldwide; Bertrand Siguier, member of the Directoire of Publicis Groupe SA and Executive Vice President of Publicis Worldwide; Jack Klues, CEO of Starcom MediaVest Group; and John Perriss, CEO of Zenith Optimedia Group.

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o  CONTINUING DEVELOPMENT IN THE SECTOR OF MARKETING SERVICES AND SPECIALIZED
   AGENCIES (SAMS):

Publicis Groupe SA continued its strategy, in a very targeted and limited manner, of reinforcing its position in the area of specialized agencies. This included, in France, the acquisition of SALES STORY, ECA2, and MEDIA PUBLICS and their integration in Publicis Dialog; in Belgium, with the acquisition of MAGNESIUM; in the Netherlands with the acquisition of VAN SLUIS CONSULTANTS; in Japan with GRAVITAS; and in the US with JOHNSTON & ASSOCIATES. This strategy, developed in 2001, will be continued this year.

o     STRATEGIC AGREEMENT WITH DENTSU:

In the context of the merger with Bcom3, a long-term, strategic agreement was concluded with Dentsu. It consists, in part, of a shareholder agreement with Mrs. Elisabeth Badinter, following Dentsu's arrival as a shareholder of Publicis Groupe SA. It also consists of a real strategic alliance in the commercial area which is already being implemented in several specific directions:

- Cooperation in Japan, where the extraordinary capabilities of Dentsu is extremely important to clients of the different networks of the Publicis Groupe,

- The creation of a jointly-held company (iSe) in the areas of sports marketing and sponsoring, and of television programming, areas in which Dentsu excels,

- Cooperation in developing relations with Dentsu clients on an international basis.

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PUBLICIS GROUPE SA (Euronext Paris : 13057, NYSE : PUB) is the world's fourth largest communications group, according to AdAge's ranking of April, 2002 as well as world leader in media counsel and buying, according to RECMA's ranking of June, 2002. Its activities span 109 countries on six continents.

Groupe activities cover advertising, marketing services, media counsel and buying, media sales and specialized communications. These include public relations, corporate and financial communications, multicultural and healthcare communications.

Publicis Groupe SA's services are offered through three autonomous global advertising networks : Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned, and two global brands in media counsel and buying, Zenith Optimedia Group and Starcom MediaVest Group.

WEB SITES: www.publicis.com AND www.finance.publicis.com
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